Exhibit 99.1

MakeMyTrip Limited Announces

the Appointment of New Independent Director

New Delhi and New York, January 24, 2012: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s largest online travel company1 and the parent company of MakeMyTrip (India) Private Limited, MakeMyTrip.com Inc. and Luxury Tours & Travel Pte Ltd, announced today that, effective January 19, 2012, the Company has appointed Mr. Ranodeb Roy as a director of the Board and as a member of the Audit Committee. Mr. Roy will serve as a non-executive and independent director of the Board.

Mr. Roy is currently the CEO of RV Capital Management Private Limited, Singapore. Until September 2011, Mr. Roy served as a Managing Director and the Head of Fixed Income Asia Pacific at Morgan Stanley. Prior to joining Morgan Stanley, Mr. Roy served as Managing Director, Co-Head of the Fixed Income Currency and Commodities (“FICC”) group at Merrill Lynch, responsible for the group’s FICC business across Asia. Mr. Roy received a bachelor of technology in computer science & engineering degree from the Indian Institute of Technology at Kanpur, and a master of business administration degree from the Indian Institute of Management at Ahmedabad, specializing in Finance and Marketing.

About MakeMyTrip Limited and MakeMyTrip.com:

MakeMyTrip Limited, the parent company of MakeMyTrip (India) Private Limited, MakeMyTrip.com Inc. and Luxury Tours & Travel Pte Ltd, is India’s largest online travel company1. The company’s services and products include air tickets, customized holiday packages, hotels, rail tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 6,000 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

(1)	Based on 2009 Gross Bookings (Source: PhoCusWright)